UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 3)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under § 240.14a-12

Masimo Corporation

(Name of Registrant as Specified In Its Charter)

POLITAN CAPITAL MANAGEMENT LP
POLITAN CAPITAL MANAGEMENT GP LLC
POLITAN CAPITAL PARTNERS GP LLC
POLITAN CAPITAL NY LLC
POLITAN INTERMEDIATE LTD.
POLITAN CAPITAL PARTNERS MASTER FUND LP
POLITAN CAPITAL PARTNERS LP
POLITAN CAPITAL OFFSHORE PARTNERS LP
QUENTIN KOFFEY
MATTHEW HALL
AARON KAPITO
MICHELLE BRENNAN

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS
OF
MASIMO CORPORATION

PROXY STATEMENT
OF
POLITAN CAPITAL MANAGEMENT LP
POLITAN CAPITAL MANAGEMENT GP LLC
POLITAN CAPITAL PARTNERS GP LLC
POLITAN CAPITAL NY LLC
POLITAN INTERMEDIATE LTD.
POLITAN CAPITAL PARTNERS MASTER FUND LP
POLITAN CAPITAL PARTNERS LP
POLITAN CAPITAL OFFSHORE PARTNERS LP
QUENTIN KOFFEY
MATTHEW HALL
AARON KAPITO
MICHELLE BRENNAN

PLEASE SIGN, DATE AND MAIL THE ENCLOSED
BLUE UNIVERSAL PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card are being furnished to stockholders of Masimo Corporation, a Delaware corporation (“Masimo” or the “Company”), by Politan Capital Management LP, a Delaware limited partnership (“Politan”), Politan Capital Management GP LLC, a Delaware limited liability company (“Politan Management”), Politan Capital Partners GP LLC, a Delaware limited liability company (“Politan GP”), Politan Capital NY LLC, a New York limited liability company (the “Record Stockholder”), Politan Intermediate Ltd., an exempted company under the laws of the Cayman Islands (“Politan Ltd.”), Politan Capital Partners Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Politan Master Fund”), Politan Capital Partners LP, a Delaware limited partnership (“Politan LP”), and Politan Capital Offshore Partners LP, an exempted company organized under the laws of the Cayman Islands (“Politan Offshore” and together with Politan LP and Politan Master Fund, collectively, the “Politan Funds”), Quentin Koffey, Matthew Hall, and Aaron Kapito (all of the foregoing Politan entities or individuals, collectively, the “Politan Parties” or “we,” “our” or “us”) and Michelle Brennan (collectively, with the Politan Parties, the “Participants”) in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.001 par value, of the Company (the “Common Stock”) at the 2023 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2023 Annual Meeting”).

This Proxy Statement and the enclosed BLUE universal proxy card are first being mailed to Stockholders on or about [•], 2023.

We believe that the current Board of Directors of the Company (the “Board”) requires the addition of new independent directors who have strong, relevant backgrounds and who are committed to maximizing stockholder value. We are seeking your support at the 2023 Annual Meeting scheduled to be held at the Masimo Corporation Headquarters located at 52 Discovery, Irvine, California 92618 on June 26, 2023, at 2:00 p.m., Pacific Daylight Time, in connection with the following items of business:

1.

Election of our two director nominees, Michelle Brennan and Quentin Koffey (each, a “Politan Nominee” and, together, the “Politan Nominees”), to the Board as Class I directors for a term of three years, to serve until the 2026 annual meeting of Stockholders (the “2026 Annual Meeting”) and until their respective successors are duly elected and qualified;

2.	Ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 30, 2023 (“Ratification of Auditors”);
3.	The advisory vote to approve the compensation of the Company’s named executive officers;
4.	The advisory vote on the frequency of future advisory votes to approve the Company’s named executive officer compensation;
5.	The amendment of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to provide for the phased-in declassification of the Board (the “Declassification Plan”);
6.

The advisory vote on the Company’s proposal to increase the total number of authorized members of the Board from five to seven directors effective immediately following the 2023 Annual Meeting (the “Board Increase Proposal”); and

7.

To approve the repeal of each provision of, or amendment to, the Company’s Fifth Amended and Restated Bylaws (as amended, supplemented or modified from time to time, the “Bylaws”) that the Board adopted without the approval of Stockholders subsequent to April 20, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2023 Annual Meeting (the “Bylaw Proposal”).

Through this Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect the two Politan Nominees to become Class I directors. The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed BLUE universal proxy card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

Assuming the Politan Nominees receive sufficient votes to be elected to the Board, your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company. If elected, the Politan Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to maximize stockholder value. However, the Politan Nominees will constitute a minority on the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to do so. There is no assurance that the Company’s other directors will serve as directors if one or both of the Politan Nominees are elected.

The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s preliminary proxy statement filed with the SEC (defined below) on May 12, 2023 (as amended, the “Company’s Proxy Statement”).

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Politan Nominees and the Company’s nominees on the BLUE universal proxy card. The Politan Parties urge Stockholders to use our BLUE universal proxy card to vote “FOR” both of the Politan Nominees and to not vote “FOR” either of the Company’s nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on May 11, 2023 as the record date for determining Stockholders entitled to notice of, and to vote at, the 2023 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2023 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2023 Annual Meeting. The Company has not yet publicly disclosed the number of shares of Common Stock outstanding as of the Record Date. Accordingly, we have omitted such information from this Proxy Statement, and this information will be included in the definitive version of the Company’s Proxy Statement relating to the 2023 Annual Meeting. The mailing address of the principal executive offices of the Company is 52 Discovery, Irvine, California 92618.

As of the date hereof, the members of the Politan Parties in this solicitation collectively own an aggregate of 4,713,518 shares of Common Stock (the “Politan Group Shares”). The Participants intend to vote the Politan Group Shares “FOR” the election of the Politan Nominees, “FOR” the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2023 fiscal year, “AGAINST” the approval of named executive officer compensation, “FOR” a frequency period of “every year” (an annual vote) for future advisory resolutions to approve named executive officer compensation, “FOR” the approval of the Declassification Plan, “ABSTAIN” on the Board Increase Proposal and “FOR” the approval the Bylaw Proposal.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE POLITAN PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2023 ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE POLITAN PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2023 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE POLITAN PARTIES URGE YOU TO VOTE “FOR” THE POLITAN NOMINEES, AND NOT VOTE “FOR” THE COMPANY NOMINEES, BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE BLUE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE POLITAN NOMINEES.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE UNIVERSAL PROXY CARD EVEN IF YOUR SHARES OF COMMON STOCK WERE SOLD AFTER THE RECORD DATE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2023 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2023 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2023 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting
This Proxy Statement and our BLUE universal proxy card are available at www.AdvanceMasimo.com

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE universal proxy card today to vote FOR the election of the Politan Nominees and in accordance with the Politan Parties’ recommendations on the other proposals on the agenda for the 2023 Annual Meeting.

•

If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it to Politan c/o D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005 (“D.F. King”) in the enclosed envelope today.

•

If your shares of Common Stock are held in a brokerage account you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•

Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

As we are using a “universal” proxy card containing both of the Politan Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.

The Politan Parties strongly urge you NOT to sign or return any universal proxy cards or voting instruction forms that you may receive from Masimo. If you return the WHITE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have sent to us previously.

If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of Politan’s proxy materials,
please contact D.F. King using the contact information provided here:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (866) 620-9554
Banks and Brokers call: (212) 269-5550
By Email: MASI@dfking.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•

On August 15, 2022, Quentin Koffey, the Managing Partner and Chief Investment Officer of Politan, requested a meeting with Joe Kiani, the Company’s Chief Executive Officer and Chairman of the Board, to begin a process of constructive engagement.

•

On August 16, 2022, Politan filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing beneficial ownership of 4,431,284 shares of Common Stock of the Company, representing approximately 8.4% of the Company’s then outstanding Common Stock, and overall economic exposure to approximately 8.8% of the outstanding shares of Common Stock. Politan disclosed that it intended to engage in conversations, meetings and other communications with, among others, certain members of the Board and the Company’s management team and that it would seek to discuss the Company’s business, operations, financial condition, strategic plans, governance, the composition of the executive suite and Board and possibilities for changes thereto, as well as other matters related to the Company. Shortly after the filing of Politan’s Schedule 13D, the Company’s stock price rose by approximately 6%.

•

On September 2, 2022, following repeated requests by Mr. Koffey, Mr. Kiani agreed to meet with Mr. Koffey. They were joined by employees of Politan and the Company. They discussed the Company’s corporate governance, strategic initiatives and financial performance and Mr. Koffey expressed his interest in obtaining representation on the Board. At the conclusion of the meeting, Mr. Koffey requested that Mr. Kiani arrange for a follow-up meeting with the Company’s entire Board.

•	On September 6, 2022, Mr. Koffey sent an email to Mr. Kiani to thank him for the meeting and to reiterate Mr. Koffey’s request for a follow-up meeting with the Board.
•

The evening of September 8, 2022, Mr. Kiani replied by email to Mr. Koffey’s September 6, 2022 email. Mr. Kiani did not respond directly to Mr. Koffey’s request for a meeting with the Board, and informed him instead that members of the Board and management team were planning to meet with several of the Company’s large Stockholders in the Fall.

•

The morning of September 9, 2022, the Company filed a Form 8-K announcing that the Board had (i) approved a Rights Agreement (also known as a “poison pill”) (the “Rights Agreement”) and (ii) amended and restated the Company’s Second Amended and Restated Bylaws to add new requirements for the nomination and election of directors by Stockholders (the “Bylaw Amendments” and the Company’s restated bylaws, the “Third Amended and Restated Bylaws”). Among other things, the Bylaw Amendments required a Stockholder proposing Board candidates to provide many different categories of detailed information not only about the candidates, but also about the Stockholder proposing the candidates and their affiliates and family members, in certain instances “regardless of whether such agreement, arrangement or understanding relates specifically to the Corporation.” The Politan Parties believed that the categories within the Bylaw Amendments were vague to the point where a nominating Stockholder would not have an objective basis by which to evaluate whether it has complied with them, leaving the Board with discretion to accept or reject nominations for any or no reason. Additionally, the Bylaw Amendments imposed new disclosure requirements on nominating Stockholders that are investment funds, such as disclosing the names and addresses of limited partners, and their respective stock holdings.

•

On September 16, 2022, Mr. Koffey emailed Mr. Kiani to follow up on his September 8, 2022 email. Mr. Koffey asked Mr. Kiani to reconsider his apparent rejection of Politan’s request for a meeting with the whole Board and noted that, while Politan was supportive of the Board’s general Stockholder outreach efforts, Politan believed that the Board should promptly arrange a meeting between the Board and the Company’s largest Stockholders, including Politan, when such a Stockholder requests a meeting. Neither Mr. Kiani nor anyone else from the Company responded to Mr. Koffey’s email of September 16, 2022.

•

Also on September 16, 2022, counsel for the Politan Parties sent a letter to the Company’s Corporate Secretary on behalf of the Record Stockholder to request that the Company, pursuant to the Third Amended and Restated Bylaws, provide a copy of each of the questionnaire and written representation and agreement for proposed nominees for election to the Board.

•

On September 20, 2022, counsel for the Politan Parties sent a letter to the Company’s counsel requesting that the Board either amend the Company’s Third Amended and Restated Bylaws to eliminate the new disclosure obligations imposed by the Bylaw Amendments or revert to the Second Amended and Restated Bylaws.

•

On September 27, 2022, Politan filed Amendment No. 1 to its Schedule 13D disclosing beneficial ownership of 4,648,869 shares of Common Stock, representing approximately 8.8% of the Company’s then-outstanding Common Stock.

•

On September 28, 2022, the Company, through its counsel, replied to the letter of September 20, 2022 from counsel to the Politan Parties, declining either to amend the Third Amended and Restated Bylaws to eliminate the disclosure requirements or to revert to the Second Amended and Restated Bylaws. The Company also attached a copy of each of the questionnaire and written representation and agreement for proposed nominee for election to the Board.

•

On October 9, 2022, Politan, through its counsel, submitted a form of nomination notice, a completed questionnaire, and related materials (collectively, the “Politan Form of Notice”) to counsel for the Company which presented Mr. Koffey as a nominee for election to the Board at the 2023 Annual Meeting. The Politan Form of Notice contained information about Politan, Mr. Koffey, and Politan’s investment in the Company. The Politan Parties’ counsel inquired if it were to deliver an actual notice of nomination in the same form as the Politan Form of Notice during the Company’s nomination window under its Third Amended and Restated Bylaws, with signatures affixed, whether (i) the Company would accept such notice as valid and permit Politan to nominate Mr. Koffey as a candidate for election to the Board at the 2023 Annual Meeting, (ii) the Board would not find any deficiency in such form of notice, and (iii) the Board was aware of any other reason that would provide it with a basis to reject such nomination.

•

On October 17, 2022, counsel for the Politan Parties sent a letter to the Company’s counsel requesting that the Board disable certain change in control provisions (the “Director Change of Control Provisions” or “DCCP”) contained in the Company’s Amended and Restated Employment Agreement with Mr. Kiani (as amended and in effect from time to time, the “Employment Agreement”), to permit the Company’s Stockholders to elect Politan’s nominees without triggering payments to Mr. Kiani estimated by Politan to exceed a half-billion dollars in value. On October 19, 2022, the Board refused to do so, claiming, through counsel representing both Mr. Kiani and the four other directors serving on the Board, that the Employment Agreement was the product of “extensive arms-length negotiations between representatives of Masimo’s independent directors and Mr. Kiani” and that “[a]s a contractual right, any waiver, termination or amendment to the change of control provisions cannot be effected unilaterally by the independent directors.”[1]

•

On October 19, 2022, in response to the Politan Form of Notice, the Company sent a letter to Politan, through its counsel, refusing to confirm that it would not reject Politan’s nomination, citing alleged omissions and concerns about the material accuracy and completeness of certain information contained in Politan Form of Notice and stating that Politan failed to comply with the terms of the Bylaw Amendments. Counsel for the Company also stated that the Board adopted the Bylaw Amendments to “address the SEC’s newly adopted universal proxy rules, which went into effect on September 1, 2022, and to address well-founded concerns that

[1] Exhibit G of the Second Amended and Supplemented Complaint.

Politan might attempt to present matters for stockholder consideration at Masimo’s next annual meeting without providing the accurate and complete information stockholders would need to cast an informed vote.”[2]

•	On October 21, 2022, counsel for the Politan Parties sent a letter to the Company’s counsel rejecting all of the Company’s assertions in the October 19 letter.
•

Also on October 21, 2022, Politan filed a Verified Complaint (the “Complaint”) in the Delaware Court of Chancery (the “Delaware Court of Chancery”) to commence an action against the Company and the Board (the “Director Defendants”) entitled Politan Capital Management LP, et al, v. Kiani, et al., Case No. 2022-0948-NAC (the “Delaware Action”). As set forth in greater detail therein, the Complaint contended that the Board’s adoption of the Bylaws Amendments and its failure to disable the Director Change of Control Provisions of the Employment Agreement entrenched the current Board members and constituted a breach of their fiduciary duties. Accordingly, Politan sought judgment: (i) declaring the Bylaw Amendments unenforceable, (ii) finding that the Director Defendants breached their fiduciary duties, (iii) invalidating the Director Change of Control Provisions in the Employment Agreement, and (iv) enjoining the Company and its Board from impeding Politan’s exercise of rights to nominate directors and propose stockholder actions at Company annual meetings as set forth in the Company’s prior Second Amended and Restated Bylaws.

•	Also on October 21, 2022, Politan filed Amendment No. 2 to its Schedule 13D disclosing its filing of the Complaint.
•

On November 9, 2022, the Director Defendants filed a motion to dismiss Politan’s cause of action alleging breach of fiduciary duties by failing to disable or amend the Director Change of Control Provisions, and to dismiss certain of the relief measures sought by Politan.

•

On November 23, 2022, the Company filed a motion in the Delaware Action to compel (the “Motion to Compel”) Politan to disclose the identity of Politan’s limited partners and other confidential evidence, including information regarding the internal workings of the Politan Funds, that would be required to satisfy the Bylaws Amendments if they were valid and if Politan were to propose candidates for election at the 2023 Annual Meeting.

•

Also on November 23, 2022 (the day before Thanksgiving), just before 5:00 p.m., the Company served a subpoena on an investment firm, which the Company suspected of being a Politan limited partner (the “Suspected LP Subpoena”). The Suspected LP Subpoena demanded the production of documents and deposition testimony and, including exhibits and attachments, was approximately 250 pages long.

•

On December 1, 2022, the Board approved and adopted the Fourth Amended and Restated Bylaws, which provided that the period for Stockholders to give notice of their intention to nominate directors to stand for election and to submit Stockholder proposals for consideration at the 2023 Annual Meeting will begin on March 24, 2023 and will remain open for one month, closing at 6:00 p.m. local time in Wilmington, Delaware on April 24, 2023. The Board also effected certain modifications to the Fourth Amended and Restated Bylaws that purported to clarify and improve certain of the requirements of the Bylaw Amendments.

•	Also on December 1, 2022, the Company filed a Form 8-K disclosing these amendments to its Fourth Amended and Restated Bylaws.
•

On December 7, 2022, Politan filed a motion for a protective order and to quash the Suspected LP Subpoena. In that motion, Politan argued that the Suspected LP Subpoena sought documents and testimony that was irrelevant to the claims or defenses at issue in the litigation and was intended to subject the firm to harassment, undue burden, and expense solely because the Company believed that firm was a Politan limited partner.

2 Id.

•

On December 13, 2022, Politan filed a motion in the Delaware Action for permission to file an amended Complaint to add allegations regarding the Fourth Amended and Restated Bylaws and to address certain arguments raised in the November 9, 2022 motion to dismiss.

•

On December 20, 2022, the Delaware Court of Chancery denied the Motion to Compel, granted Politan’s motion for a protective order, and granted Politan’s motion to quash the Suspected LP Subpoena, among other rulings.

•

On January 4, 2023, one day before the Company’s counsel conducted the first of three lengthy depositions of Politan’s employees, Eli Kammerman, the Company’s Vice President of Development and Investor Relations, emailed Mr. Koffey and invited him to participate in an investor call with one independent director (H Michael Cohen) and two Masimo management team members (Chief Financial Officer Micah Young and General Counsel Tom McClenahan). Following the conclusion of the Company’s depositions of Politan’s employees, Politan’s counsel contacted the Company’s counsel to enter into a confidentiality agreement under which such investor call could occur without it becoming the subject of further litigation. The Company ultimately did not schedule any such investor call with Politan.

•

On January 17, 2023, the Delaware Court of Chancery entered a Status Quo Order which confirmed the parties’ agreements that: (i) the 2023 Annual Meeting would be held on June 26, 2023, and (ii) that the window for Stockholders to give notice of intention to nominate directors and/or submit other proposals would open March 24, 2023, and close at 6:00 p.m. local time in Wilmington, Delaware on April 24, 2023.

•

On January 23, 2023, the Director Defendants filed a new motion to dismiss Politan’s claim challenging the Employment Agreement. The motion to dismiss argued, among other things, that Politan’s claim was time-barred, that Politan lacked standing to assert the claim, and that Politan had failed to state a claim.

•

Also on January 23, 2023, the Company filed another motion in the Delaware Action to compel Politan to disclose evidence about the accuracy of Politan’s communications with and regarding the Company, sources of Politan capital, press communications by Politan and/or its investors, Politan witness backgrounds and relationships, the objective correctness of the Board’s perceptions regarding Politan, and similar information about which Politan had directed its witnesses not to answer at deposition (the “Second Motion to Compel”). Politan opposed the motion. The Delaware Court of Chancery heard argument on the Second Motion to Compel and other issues on February 3, 2023, and questioned the relevance of certain of the evidence sought to be compelled, questioned whether witnesses were prohibited from responding by confidentiality agreements, noted the difficulty of making clear advance rulings on the issues, and reserved decision.

•	On January 25, 2023, the Delaware Court of Chancery granted Politan’s motion to amend the Complaint, among other rulings.
•

On February 3, 2023, the Delaware Court of Chancery denied in part and deferred in part the Company’s partial motion to dismiss Politan’s claim challenging the Employment Agreement. The Court found that it was “reasonably conceivable that the Director Change of Control Provisions and the termination rights it triggers, preclude the board from exercising its statutory and fiduciary duties to manage the corporation in the best interest of the corporation and its stockholders, and thus amounts to abdication, ultra vires, and/or some form of waste.”[3] The Court further examined the DCCP and other problematic provisions of the Employment Agreement and concluded that there was a “lack of clarity of what the purpose of all this would be absent an intent to impact the stockholder franchise for the nomination of directors in connection with an election contest.”[4] The Court found further that the Employment Agreement’s terms are “at least in some ways reminiscent of the type of

[3] Feb. 3, 2023 Hearing Tr. at 180:23-181:6.
4 Id. at 182:14- 17.

extraordinary measures that corporations considered potentially resorting to in the early ‘80’s before the creation and wide-spread adoption of the shareholder rights plan. … I’m not sure that, for a lot of these provisions, and certainly for them together, … there really is a parallel.”[5]

•

On February 6, 2023, the next business day after the Court’s February 3, 2023 ruling, the Board approved and adopted the Fifth Amended and Restated Bylaws, which amendment rescinded the Bylaw Amendments in their entirety and reverted the Bylaws to the terms of the Second Amended and Restated Bylaws, dated as of October 24, 2019, except that the Fifth Amended and Restated Bylaws set the period for Stockholders to give notice of their intention to nominate directors to stand for election and to submit Stockholder proposals for consideration at the 2023 Annual Meeting to begin on March 24, 2023, and close at 6:00 p.m. local time in Wilmington, Delaware on April 24, 2023.

•	Also on February 6, 2023, the Company filed a Form 8-K disclosing these amendments to its Bylaws.
•

At a telephonic status conference held that same morning, the Company’s counsel asked the Court to adjourn the trial scheduled to begin on February 14, 2023 until September 2023. In support of that request, the Company’s counsel noted that the Board had rescinded the Bylaw Amendments and indicated that Mr. Kiani was willing to waive the applicability of the DCCP for the 2023 Annual Meeting if the trial was adjourned. Defendants’ counsel conceded that if the issue of the DCCP’s validity was decided by the Court as a matter of law, the Company was likely to lose.[6]

•

Mr. Kiani’s limited waiver of the DCCP became effective on February 8, 2023. In that limited waiver, Mr. Kiani agreed that the valid election to the Board at the 2023 Annual Meeting of any two individuals nominated by the Stockholders in lieu of two of the Company’s current Board members will not be deemed to constitute a change in control for purposes of the Employment Agreement. As a result, election of one or both of the Politan Nominees will not constitute a change in control under the Employment Agreement at this time.

•	On February 8, 2023, the Delaware Court of Chancery granted Defendants’ request and adjourned the trial in the Delaware Action trial until September 12, 2023.
•

On February 15, 2023, Mr. Koffey reached out to Mr. Kiani and offered to meet for dinner. To facilitate frank discussion, they agreed to keep the content, but not the fact, of their meeting confidential.

•	On March 1, 2023, Mr. Koffey and Mr. Kiani met for dinner in California.
•

On March 3, 2023, Politan filed a motion for leave to file a proposed second amended and supplemented verified complaint (as proposed, granted, amended or supplemented to date, the “Second Amended and Supplemented Complaint”), with Politan now joined by the California State Teachers’ Retirement System (“CalSTRS”) as a co-plaintiff. As set forth in greater detail therein, the proposed Second Amended and Supplemented Complaint alleges in part that the Employment Agreement contains multiple unlawful provisions that improperly strip the Board of its authority, entrench Mr. Kiani and the Board in office, and impede Stockholders’ exercise of their voting rights. Accordingly, the Second Amended and Supplemented Complaint asserts, among other things, that the Employment Agreement is void or voidable, in whole or in part, that the Employment Agreement constitutes waste, and that the Board breached its fiduciary duties by adopting the Employment Agreement and two subsequent amendments thereto and by refusing to take any action in response to Politan’s October 17, 2022 request that the Board disable, waive or amend the DCCP. The Second Amended and Supplemented Complaint further challenges certain aspects of Mr. Kiani’s limited waiver of the DCCP for the 2023 Annual Meeting on the grounds that it

5 Id. at 182:14- 17.
[6] Feb. 6, 2023 Hearing Tr. at 4:18-5:4.

impermissibly strips any non-incumbent directors elected at the 2023 Annual Meeting of certain voting rights held by the incumbent directors.
•

On March 6, 2023, Politan filed Amendment No. 3 to its Schedule 13D disclosing beneficial ownership of 4,713,518 shares of Common Stock, representing approximately 9% of the Company’s then-outstanding Common Stock, and also disclosing the filing of the Second Amended and Supplemented Complaint.

•	On March 13, 2023, Politan filed Amendment No. 4 to its Schedule 13D disclosing its filing of a public version of the Second Amended and Supplemented Complaint.
•	On March 15, 2023, the Delaware Court of Chancery granted Politan’s motion for leave to file the Second Amended and Supplemented Complaint.
•	On March 16, 2023, Politan filed its Second Amended and Supplemented Complaint in the Delaware Action.
•

On March 22, 2023, the independent members of the Board unanimously resolved to appoint H Michael Cohen as the Lead Independent Director of the Board, to serve in such position until the Company’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”), or until his successor is duly elected and qualified, or until his earlier death, resignation or removal from the Board.

•

Also on March 22, 2023, Mr. Kiani further waived his rights pursuant to the Employment Agreement to: (i) treat the appointment of any Lead Independent Director of the Board as “Good Reason” under the Employment Agreement, and (ii) terminate (or deliver any termination notice) or make any claim under the Employment Agreement as a result of the appointment of any Lead Independent Director of the Board.

•

On March 23, 2023, the Company disclosed that on March 22, 2023, the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent under the Rights Agent, entered into an amendment to the Rights Agreement (the “Rights Agreement Amendment”). The Rights Agreement Amendment accelerated the expiration of the Company’s preferred stock purchase rights (the “Rights”) under the Rights Agreement to 5:00 P.M., New York time, on March 22, 2023, and the Rights Agreement terminated at such time. At the time of the termination of the Rights Agreement, all Rights distributed to Stockholders pursuant to the Rights Agreement expired. The Company further disclosed that the Board approved, and would submit to the Stockholders for their approval, the Declassification Plan.

•

Also on March 23, 2023, the Company announced that the Board intends to expand its size from five to seven members by action of the Board—without any Stockholder vote or other direct input of Stockholders in the selection process—and announced further that the Nominating, Compliance and Corporate Governance Committee of the Board had initiated a search process for two new directors to add to the existing five-member Board. From the Company’s announcement it appears that these two additional directors would not be up for election at the 2023 Annual Meeting.

•

Also on March 23, 2023, Mr. Kiani and Mr. Koffey had a brief conversation by phone during which Mr. Kiani relayed that he felt that the Company’s public announcements were sufficient to address any investor concerns, that Politan could recommend candidates to Julie Shimer, Chair of the Company’s Nominating, Compliance and Corporate Governance Committee, if Politan had ideas on candidates and that the Board would consider them along with other candidates. In addition, Mr. Kiani noted that under no circumstances would the Board interview or even consider adding Mr. Koffey to the Board.

•

On March 27, 2023, the Company filed a Current Report on Form 8-K announcing, among other matters, that on March 22, 2023, the Board had established June 26, 2023 as the date of the 2023 Annual Meeting.

•

From March 27, 2023, to April 5, 2023, counsel for the Politan Parties and counsel for the Company exchanged various letters regarding the Company’s recent governance changes that were disclosed in the Company’s March 23, 2023 8-K.

•

In its letter of March 27, 2023, counsel for the Politan Parties asserted that while “Politan believes that Masimo could benefit from adding qualified and independent directors to the Board—[it] is against expanding the Board in a manner that packs the Board with new members hand-picked by a block of incumbent directors seeking to cement their control”. In this letter, counsel for the Politan Parties suggested that the Company either expand the Board in part, by adding one of the two new seats to the class up for election at the 2023 Annual Meeting, and allowing Stockholders to nominate and vote for candidates to fill that seat or, alternatively, provide for a mechanism where the expansion of the Board would require the approval of at least one director elected at the 2023 Annual Meeting. Politan further noted that it “believes these alternative approaches would allow Masimo to obtain the potential benefits of an expanded Board while protecting the stockholder franchise”.

•

Counsel for the Company, in its letter dated March 31, 2023 to counsel for the Politan Parties, declined to follow either of the proposed approaches, but stated that the Company would “reluctantly” postpone the Board expansion until after the 2023 Annual Meeting and that the Company “intend[s] to include at the 2023 Annual Meeting a proposal for stockholders to vote on the Board expansion previously announced, which would take effect immediately following such meeting”.

•

In response, counsel for the Politan Parties in its letter dated April 5, 2023 addressed to counsel for the Company, requested the Company provide the Politan Parties the proposed language for the Company’s anticipated stockholder resolution authorizing the Board to expand the Board to seven directors, and urged the Company (1) to use a nationally recognized search firm, (2) to not consider any candidates for the expansion who have pre-existing relationships of any kind with the Board or management of the Company, or their respective advisors, (3) to put any new directors added as part of a Board expansion to a stockholder vote, and (4) to wait until the conclusion of the 2023 Annual Meeting before selecting a search firm to identify candidates for the Board expansion so that directors elected at the 2023 Annual Meeting will have the ability to participate in the selection process. As of the date of this Proxy Statement, the Company had not responded.

•	On March 30, 2023, the Director Defendants filed a motion to dismiss the Second Amended and Supplemented Complaint.
•

Early in the month of April, in a show of good faith, Politan’s counsel initiated contact with the Company’s counsel and offered to coordinate the delivery of its Nomination and Proposal Notice so as not to interfere with any public relations strategy the Company may be coordinating around and related to the Company’s ongoing litigation with Apple Inc. This prompted several discussions between counsel for Politan and counsel for the Company regarding the mechanics for delivering a Nomination and Proposal Notice. Politan agreed to the Company’s request that Politan delay delivering its Nomination and Proposal Notice to the last possible day that Politan could while still being in compliance with deadlines under the applicable securities laws. The Company requested that the Notice be delivered on May 1, 2023 and the Company agreed to extend its nominating deadline to May 1, 2023.

•

On April 20, 2023, the Company amended its Bylaws, which extended the deadline for Stockholders to give notice of their intention to nominate directors to stand for election and to submit Stockholder proposals for consideration at the 2023 Annual Meeting from April 24, 2023, to 6:00 p.m. local time in Wilmington, Delaware on May 1, 2023.

•

On April 26, 2023, counsel for the Politan Parties transmitted electronically and mailed a letter to the Corporate Secretary of the Company to formally submit, on behalf of the Participants, a Notice of Solicitation of Proxies in Support of the Politan Nominees pursuant to 17 CFR 240.14a-19.

•

On April 29, 2023, Politan, through its counsel, submitted to the Company via email, and into escrow, the Notice of Stockholder Proposal and Nomination of Candidates for Election to the Board to be Presented at the 2023 Annual Meeting (the “Nomination and Proposal Notice”), nominating Michelle Brennan and Quentin Koffey for election as Class I directors at the 2023 Annual Meeting. Politan’s counsel also asked the Company’s counsel if they had any questions or concerns. The Company’s counsel confirmed receipt of the Nomination and Proposal Notice. The Politan Parties believe that the Politan Nominees will bring much needed skills and expertise in the fields of corporate governance and strategy, finance and industry expertise to the Board. For more information about the Politan Nominees, see the section entitled “PROPOSAL ONE—ELECTION OF DIRECTORS”. The Nomination and Proposal Notice also included a proposal to approve the repeal of each provision of, or amendment to, the Company’s Bylaws that the Board adopted without the approval of Stockholders subsequent to April 20, 2023, which is the date of the most recent publicly available amendment and restatement of the Bylaws, and up to and including the date of the 2023 Annual Meeting.

•	At 12:01 a.m. on the morning of May 1, 2023, the Nomination Proposal and Notice was automatically released from escrow per the instructions from Politan’s counsel.
•	Also on May 1, 2023, Politan filed Amendment No. 5 to its Schedule 13D to reflect all of the foregoing material changes.
•

Between May 1, 2023 and the date hereof, counsel for the Politan Parties and counsel for the Company have engaged in discussions regarding the scheduling of interviews of the Politan Nominees by the Nominating, Compliance and Corporate Governance Committee, in connection with the Board’s evaluation of the Politan Nominees as potential additions to the Board.

•	On May 2, 2023, Politan filed its preliminary version of this Proxy Statement with the SEC in connection with the solicitation of proxies from the Stockholders with respect to the 2023 Annual Meeting.
•

On the morning of May 9, 2023, in an email to counsel for the Politan Parties, counsel for the Company submitted, on behalf of the Company, its notice pursuant to 17 CFR 240.14a-19 that the Company intended to nominate Julie A. Shimer and H Michael Cohen for election as Class I directors at the 2023 Annual Meeting.

•

On May 12, 2023, the Company filed the Company’s Proxy Statement with the SEC in connection with the solicitation of proxies from the Stockholders with respect to matters to be voted on at the 2023 Annual Meeting.

•	On May 15, 2023, Politan filed Amendment No. 1 to its preliminary Proxy Statement with the SEC.
•

On May 16, 2023, in a letter to the Company’s counsel stating that “despite [the Company’s] repeated statements that under no circumstances will Mr. Koffey be considered as an addition to the Board,” counsel for the Politan Parties reiterated “that Politan remains very much willing to submit [the Politan Nominees] for director nominee interviews with the Nominating, Compliance and Corporate Governance Committee in connection with the Board’s evaluation of their candidacies.” The letter continued, “Politan requests, however, that such discussions be conducted under the settlement discussions confidentiality agreement that has been entered into between the parties so as to facilitate open dialogue and avoid a situation where contents of the interview itself end up being the subject of further litigation between the parties.” In this letter, Politan’s counsel reminded the Company’s counsel that “the last time your client and mine spoke without a NDA in place, my client was subject to a full day of depositions regarding that one hour meeting and was subpoenaed by your client for extensive and inappropriate discovery. Given that, I hope you understand the importance of having the NDA in place if these interviews are being offered in good faith.”

•

On May 17, 2023, counsel for the Company responded to the Politan Parties’ letter of May 16, 2023 stating that the Company was willing to conduct the interview with Ms. Brennan under the confidentiality agreement, but was not willing to extend the same confidentiality protections to Mr. Koffey. The purported reason, according to the Company, was “the potential for Mr. Koffey to make statements in the interview with respect to which disclosure in SEC documents would be … required by law.”

•	Also on May 17, 2023, Politan, through its counsel, submitted via email and mail a supplement to its Nomination and Proposal Notice that was required pursuant to Section 1(4)(c)(ii) of the Bylaws.
•

On May 19, 2023, in response to the Company’s letter of May 17, 2023, counsel for the Politan Parties emailed a letter to the Company’s counsel, reiterating that “Politan would very much like to meet with the Nominating, Compliance and Corporate Governance Committee, and we sincerely hope that [the Company] will allow it to happen.” The letter noted that the last time Mr. Koffey spoke with the Company without a NDA in place: “[the Company] … used a prior one-hour meeting with Mr. Koffey as an inappropriate basis to depose him for an entire day, to subpoena individuals your client suspected of being Politan limited partners, and to further seek extensive discovery into Politan (information requests that the Court later deemed ‘irrelevant’ and halted but still took substantial time and resources for [Mr. Koffey] to defend himself from).” The letter also inquired “about the statement in your letter from May 17, 2023, expressing the Board’s concern that statements Mr. Koffey makes in that meeting could require disclosure under applicable SEC rules.” Counsel for the Politan Parties explained that “[n]either of [the Politan Nominees] are Company insiders with Company [material non-public information], so we do not follow the concern regarding Mr. Koffey or the rationale for treating them differently. We ask that you please explain the concern so that we might understand it. We hope we can work productively together to establish ground rules for avoiding the concern you seem to have, but so far have been unwilling to explain.”

•	On May 19, 2023, Politan filed Amendment No. 2 to its preliminary Proxy Statement with the SEC.

•	Also on May 19, 2023, the Company filed Amendment No. 1 to the Company’s Proxy Statement with the SEC.
•	On May 22, 2023, Politan filed Amendment No. 3 to its preliminary Proxy Statement with the SEC.

REASONS FOR THE SOLICITATION

Politan invested in the Company in the belief that it could work collaboratively with the Company to help return it to a profitable growth profile and create long-term sustainable value for Stockholders. Politan believed then, and continues to believe, that the Company has great potential. Despite our efforts to engage constructively with the Board and management team regarding our concerns and the opportunities that we believe are available to drive value, the Company has taken measures to entrench the current Board and, in our opinion, prevent improvements in corporate governance and decision-making processes that we believe can put the Company on a path to maximizing value for all Stockholders.

We believe that the Company’s poor corporate governance has been evidenced by the Board vesting virtually unchecked control over the Company in Mr. Kiani, including its approval of Mr. Kiani’s 2015 Employment Agreement and the excessive compensation it provides and poor oversight of the Company’s strategy.

If one or both of the Politan Nominees are elected to the Board, among other things, they would seek to provide independent oversight of management. Because they would constitute a minority of the Board, they would be unable to control any Board decisions or institute any specific plans without the consensus of other directors. Neither Politan Nominee has predetermined how they would vote on any specific matters that might be presented to the Board.

We believe change is clearly and urgently required at the Company. We believe that our nominees will provide new voices in the boardroom who are not burdened by prior Board decisions, and will bring financial, industry-related, and corporate governance experience and expertise to the Board. In our opinion, the Politan Nominees will help instill accountability and drive improved performance and governance.

We believe, the Company must immediately refresh the Board with independent, stockholder-minded directors who have fresh perspectives and real credibility with the investment community in order to materially enhance corporate governance and begin earning the trust of Stockholders and the market.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has a classified Board of five (5) directors divided into three (3) classes. The directors in each class are elected for staggered terms such that the term of office of one (1) class of directors expires at each annual meeting of stockholders. The terms of two (2) Class I directors are set to expire at the 2023 Annual Meeting. We are seeking your support at the 2023 Annual Meeting to elect both Politan Nominees, Michelle Brennan and Quentin Koffey, for terms ending at the 2026 Annual Meeting. Assuming the Politan Nominees receive sufficient votes to be elected to the Board, your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company with the Politan Nominees. If elected, the Politan Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that may be necessary to enhance stockholder value. However, we believe that the election of the Politan Nominees is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any incumbent director will serve as a director if the Politan Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect the two Politan Nominees. We have provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE POLITAN NOMINEES

The following description sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of the Politan Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Politan Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Politan Nominees. Each of the Politan Nominees is a citizen of the United States of America.

Michelle Brennan, age 57, has over 30 years of business experience in the healthcare industry, and currently serves on the boards of Cardinal Health, Inc., where she sits on the Audit Committee and the Human Resources & Compensation Committee, and Perosphere Technologies Inc. Before her retirement, Ms. Brennan held various positions of increasing responsibility over 32 years at Johnson & Johnson, a researcher, developer, and manufacturer in the healthcare and consumer packaged goods fields, where she most recently served as Global Value Creation Leader from January 2019 to August 2020. Prior to that role, she served as Company Group Chair of Medical Devices in Europe, the Middle East, and Africa (“EMEA”) from 2015 to December 2018, and from 2007 to 2014 she held various senior management positions including President of Enterprise Standards & Productivity, Worldwide President of Ethicon Energy, Regional President of Ethicon Endo Surgery for EMEA, the Mediterranean and Iberia, and Worldwide Vice President of Business Development & Strategy for Ethicon Endo Surgery. Throughout her time at Johnson & Johnson, Ms. Brennan held significant board roles for the company, including Chair of the Board for Medtech Europe Trade Association. She was also previously a member of the UK’s Office of Life Sciences Council and Chairman of the Council’s Health Technology Partnership Committee.

Ms. Brennan earned a B.S. in Business Administration from the University of Kansas. We believe that Ms. Brennan’s experience serving on the board of directors of other public companies (including Cardinal Health, Inc. and Coupa Software Incorporated, where she also served on the audit committee), her extensive experience in the global healthcare industry, her general management experience, and her substantial experience in the areas of global operations, corporate strategy, regulatory compliance, manufacturing operations, strategy, finance, and international markets will add significant value to the Board and qualifies her to serve as a member of the Board.

As of the date hereof, Ms. Brennan does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Ms. Brennan is 152 West Pine Street, Spearfish, South Dakota 57783.

Quentin Koffey, age 45, is the Managing Partner and Chief Investment Officer of Politan, a top shareholder of the Company, and has served in these roles since Politan’s inception in August 2021. In these roles, Mr. Koffey leads efforts to work actively with management teams, boards of directors, and shareholders of portfolio companies on strategic, operational, and corporate governance matters that aim to unlock long-term value for shareholders. From July 2019 until he founded Politan, Mr. Koffey was a partner at Senator Investment Group LP, where he created and led its shareholder engagement efforts, and a Portfolio Manager for Strategic Investments at The D.E. Shaw Group from June 2017 until June 2019, where he started and led the firm’s shareholder engagement strategy. Between June 2010 and June 2017, Mr. Koffey also served as a Portfolio Manager at Elliot Management Corporation where he focused on active investments in public and private equity and credit. Over his career, Mr. Koffey has established what we believe to be a track record of working constructively with boards and management teams to enhance shareholder value, including at companies such as Centene Corporation (NYSE: CNC), Lowe’s Companies, Inc. (NYSE: LOW), Louisiana-Pacific Corporation (NYSE: LPX), Bunge Ltd. (NYSE: BG), and Marathon Petroleum Corporation (NYSE: MPC). Mr. Koffey holds a BA from Yale College, a JD from Stanford Law School, and an MBA from Stanford Graduate School of Business.

We believe that Mr. Koffey’s extensive corporate governance, finance, and investment experience qualifies him to serve as a member of the Board.

The principal business address of Mr. Koffey is 106 West 56th street, 10th Floor, New York, New York 10019.

As of the date hereof, Mr. Koffey beneficially owns 4,713,518 shares of Common Stock. For information regarding transactions in securities of the Company during the past two years by Mr. Koffey, please see Schedule I.

Other than as stated herein, there are no arrangements or understandings among the members of Politan or any other person or persons pursuant to which the nomination of the Politan Nominees described herein is to be made, other than the consent by each of the Politan Nominees to be named as a nominee of Politan in any proxy statement relating to the 2023 Annual Meeting and serving as a director of the Company if elected as such at the 2023 Annual Meeting.

Interests in the Solicitation

The Politan Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Politan Nominees will receive from the Company as a director, if elected to the Board, and as described below. We expect that the Politan Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.

Mr. Koffey could be considered to have an indirect interest in the Nomination Proposal, as described in further detail below. Other than as set forth in this Proxy Statement and in Schedule I (which is incorporated herein by reference), no Participant, or any associate of any Participant, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2023 Annual Meeting.

Mr. Koffey is the Managing Partner and Chief Investment Officer of Politan which serves as the investment advisor to the Politan Funds. Mr. Koffey is also the Managing Member of Politan Management and Politan GP. Through these roles, Mr. Koffey controls the investment and voting decisions of the Politan Funds with respect to any securities held by the Politan Funds, including any interests in Common Stock held by the Politan Funds. Politan GP is entitled to an incentive allocation from Politan Master Fund, which is customary in the investment management industry and is based on a percentage of the increase or decrease in the value of the investment portfolio of the Politan Funds, of which interests in Common Stock form a part as of the date hereof. Politan is also entitled to a management fee based on a percentage of the total value of the investment portfolio from Politan Offshore and Politan LP. Mr. Koffey is entitled to portions of such payments through his direct or indirect equity interests in the applicable Politan Parties, including limited partnership interests in Politan.

Arrangements between Politan and the Politan Nominees

Politan has entered into an Engagement and Indemnification Agreement with Ms. Brennan, dated as of April 7, 2023 (the “Engagement and Indemnification Agreement”) pursuant to which it has agreed to indemnify Ms. Brennan against claims arising from the solicitation of proxies from the Stockholders in connection with the 2023 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against the Ms. Brennan in her capacity or service as a director of the Company, if so elected. Pursuant to the Engagement and Indemnification Agreement, Ms. Brennan has agreed to, among other matters, stand as a Politan Nominee for election to the Board at the 2023 Annual Meeting, be named in Politan’s solicitation materials, serve as a director if elected, and coordinate with Politan in connection with any public disclosures or litigation relating to the solicitation. Pursuant to the Engagement and Indemnification Agreement, Ms. Brennan also received a $50,000 payment following its execution, with a further $50,000 payable upon the earlier to occur of (i) Ms. Brennan’s election to the Board by the Stockholders or her appointment to the Board pursuant to an agreement between the Company and Politan, or (ii) Ms. Brennan not being elected as a director of the Company following the conclusion of a proxy solicitation in which Politan nominated (and did not withdraw) her nomination for election to the Board. Politan has agreed to indemnify Ms. Brennan against any losses suffered, incurred or sustained by her in connection with being a member of the slate or the solicitation of proxies in connection therewith. Politan has further agreed to reimburse Ms. Brennan for reasonable, documented, out-of-pocket expenses incurred as a result of Ms. Brennan being a member of the slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent Ms. Brennan in connection with being a member of the slate. Ms. Brennan has also executed a written consent to serve as a director if elected. The foregoing description is qualified in its entirety by reference to the form of Engagement and Indemnification Agreement attached as Exhibit 99.6 to Amendment No. 5 to Schedule 13D filed by Politan with respect to the Company on May 1, 2023.

Mr. Koffey was selected as a Politan Nominee by the Record Stockholder and is indemnified by the Politan Funds and certain of their affiliates against any losses suffered or incurred in connection with his nomination and proxy solicitation.

If elected to the Board, the Politan Nominees will not receive any compensation from the Politan Parties to serve as a director. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

Compensation of the Company’s Directors

As disclosed in the Company’s Proxy Statement, non-employee directors of the Company were compensated for the fiscal year ended December 31, 2022 as follows: each Board member receives a cash retainer of $70,000; the chairperson of the Audit Committee of the Board (the “Audit Committee”) receives a cash retainer of $25,000, and each other member of such committee receives a cash retainer of $12,500; the chairperson of the Compensation Committee of the Board (the “Compensation Committee”) receives a cash retainer of $20,000, and each other member of such committee receives a cash retainer of $10,000; the Nominating, Compliance and Corporate Governance Committee chairperson receives a cash retainer of $15,000, and each other member of such committee receives a cash retainer of $5,000. In addition, each non-employee director is granted an award of restricted share units with respect to shares of Common Stock having a grant date fair value of $200,000, rounded down to the nearest whole share, which will vest on the earlier of the first anniversary of the grant date or the date of the next annual meeting of Stockholders. Restricted share unit awards granted to nonemployee directors also vest in full in the event of a change in control of the Company. The Politan Parties expect that the Politan Nominees, if elected, may receive director compensation in the same amount as all other non-employee directors of the Company. The Politan Parties believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers.

The Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Delaware law. The Politan Parties expect that the Politan Nominees, if elected, will be indemnified in connection with his or her service as a director of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of insurance which insures the Company’s directors and officers.

The share ownership level of each current non-employee director is set forth in the Company’s Proxy Statement.

None of the Politan Nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

Neither of the Politan Nominees has any position or office with the Company, and no occupation or employment in which the Politan Nominees have been involved, during the past five years, was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and neither of the Politan Nominees has ever served on the Board.

The Politan Parties believe that each of the Politan Nominees, if elected as a director of the Company, would be an “independent director” within the meaning of applicable Nasdaq listing standards applicable to board composition, including Rule 5605(a)(2), and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Politan Parties acknowledge that no director of a Nasdaq listed company qualifies as “independent” under the Nasdaq listing standards unless the board of directors of such company affirmatively determines that such director is independent under such standards. Accordingly, the Politan Parties acknowledge that if any Politan Nominee is elected, the determination of such Politan Nominee’s independence under the Nasdaq listing standards ultimately rests with the judgment and discretion of the Board. If elected, we believe that each Politan Nominee would qualify as an independent member of the Company’s Compensation Committee, Nominating, Compliance and Corporate Governance Committee and Audit Committee under each such committee’s applicable independence standards. In addition, each Politan Nominee understands that, if elected as a director of the Company, such Politan Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her duties as a director.

Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) no Politan Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, and (ii) with respect to each of the Politan Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

The information herein regarding each Politan Nominee has been furnished to us by such Politan Nominee.

We do not expect that the Politan Nominees will be unable to stand for election, but, in the event any Politan Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying a Politan Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2023 Annual Meeting.

The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Politan Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the 2023 Annual Meeting. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed BLUE universal proxy card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

STOCKHOLDERS ARE PERMITTED TO VOTE FOR LESS THAN TWO NOMINEES OR FOR ANY COMBINATION OF UP TO TWO OF THE POLITAN NOMINEES AND THE COMPANY’S NOMINEES ON THE BLUE UNIVERSAL PROXY CARD. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE POLITAN NOMINEES AND NOT VOTE “FOR” THE ELECTION OF THE COMPANY’S NOMINEES ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

PROPOSAL TWO

RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 30, 2023

Based on information contained in the Company’s Proxy Statement, the Audit Committee has selected Grant Thornton LLP (“Grant Thornton”) as its independent registered public accounting firm for the fiscal year ending December 30, 2023, and has further directed that management submit the selection of the Company’s independent registered public accounting firm for ratification by the Stockholders at the 2023 Annual Meeting.

According to the Company’s Proxy Statement, Grant Thornton was appointed as the Company’s independent registered public accounting firm in July 2006 and has reported on its consolidated financial statements for years 2005 through 2022. The decision to select Grant Thornton as the Company’s independent registered public accounting firm for fiscal year 2023 (ending December 30, 2023) was recommended by the Audit Committee and approved by the Board.

The Company’s Proxy Statement also states that representatives of Grant Thornton are expected to be present at the 2023 Annual Meeting and will be able to make a statement at the 2023 Annual Meeting if they wish and will be available to respond to appropriate questions.

Neither the Bylaws nor other governing documents or law require that the Stockholders ratify the selection of Grant Thornton as the Company’s independent registered public accounting firm. However, according to the Company’s Proxy Statement, the Audit Committee is submitting the selection of Grant Thornton to the Stockholders for ratification as a matter of good corporate practice. If the Stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accounting firms at any time during the year if it determines that such a change would be in the best interests of the Company and the Stockholders.

As the Company has submitted the ratification of its registered public accounting firm for approval by the Stockholders, based on the Bylaws, the affirmative vote of the holders of a majority of the votes cast (disregarding abstentions and broker non-votes) will be required to ratify the selection of Grant Thornton as the Company’s independent registered public accounting firm for the fiscal year ending December 30, 2023.

WE RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to the Company’s Proxy Statement, the Board requests that the Stockholders approve the compensation of its Named Executive Officers pursuant to Section 14A of the Exchange Act, which can be found in the Company’s Proxy Statement in the section titled “Compensation Discussion and Analysis” beginning on page 69 of the Company’s Proxy Statement, and the compensation tables beginning on page 92 of the Company’s Proxy Statement, and any related narrative discussion contained throughout the Company’s Proxy Statement. This vote is advisory and not binding on the Company, but according to the Company’s Proxy Statement, the Board values the opinions of the Stockholders and will consider the outcome of the vote in determining its executive compensation program.

“Say-on-Pay” Vote

The Company’s Proxy Statement provides that the Board maintains a pay for performance philosophy that forms the foundation for all of the Compensation Committee’s decisions regarding executive compensation. The Company’s Proxy Statement also states that its compensation program is designed to facilitate strong corporate governance, foster collaboration and support the Company’s short and long-term strategy.

Further information regarding the Company’s executive compensation can be found in the Compensation Discussion and Analysis portion of the Company’s Proxy Statement, which contains a detailed description of the Company’s executive compensation philosophy and program, including the compensation decisions the Compensation Committee has made under the program and the factors considered in making those decisions. According to the Company’s Proxy Statement, the Stockholders have affirmed their support of the Company’s program in its outreach discussions and in the last several year’s Say-on-Pay results. The Company’s Proxy Statement expresses the Company’s belief that it has created a compensation program deserving of the Stockholders’ support and that the compensation of the Company’s named executive officers for fiscal year 2022 was appropriate and reasonable, as well as reflective of the Company’s performance for the year.

Accordingly, the following resolution will be submitted for a Stockholder vote at the 2023 Annual Meeting:

“RESOLVED, that the stockholders of Masimo Corporation approve, on an advisory basis, our named executive officer compensation for fiscal 2022, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, in this Proxy Statement.”

According to the Company’s Proxy Statement, this Stockholder vote on named executive officer compensation is merely advisory and will not be binding upon the Company, the Board or the Compensation Committee. Also according to the Company’s Proxy Statement, the outcome of the vote will not require the Company, the Board or the Compensation Committee to take any action or overrule any decision by the Company, the Board or the Compensation Committee.

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR POLITAN GROUP SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that the Stockholders be given the opportunity to indicate their preference regarding how frequently the Company should solicit a non-binding advisory vote to approve the compensation of its named executive officers. According to the Company’s Proxy Statement, and as required by Section 14A of the Exchange Act, the Company is asking the Stockholders to indicate whether they would prefer an advisory vote to approve executive compensation every year, every other year or every three years. For the reasons described below, based on the Company’s Proxy Statement, the Board recommends that the Stockholders select a frequency of every year. According to the Company’s Proxy Statement, Stockholders are not voting to approve or disapprove the Board’s recommendation. Instead, the Company’s Proxy Statement states that the Stockholders may cast their votes on their preferred voting frequency by choosing any of the following four options with respect to this proposal: “every year” (an annual vote), “every other year” (a biennial vote), or “every three years” (a triennial vote), or “abstain”.

According to the Company’s Proxy Statement, the Board believes that annual (every year) advisory votes will allow the Stockholders to provide timely, direct input on the Company’s compensation program based on the most recent information disclosed in the Company’s proxy statements each year. Based on the Company’s Proxy Statement, the Board believes that an annual advisory vote to approve executive compensation is consistent with the Company’s efforts to engage in an ongoing dialogue with the Stockholders on executive compensation and corporate governance matters. The Company’s Proxy Statement also states that it is the Company’s current practice to conduct annual advisory votes to approve named executive officer compensation, and the continuation of this practice would provide the Board with a consistent level of feedback from the Stockholders related to the Company’s executive compensation program.

Based on information contained in the Company’s Proxy Statement, the voting frequency option that receives the highest number of votes cast by the Stockholders will be the frequency of future advisory votes to approve named executive officer compensation that has been selected by the Stockholders. However, according to the Company’s Proxy Statement, this vote is advisory and not binding on the Board or on the Company, so the Board may decide that it is in the best interests of the Stockholders and the Company to hold future advisory votes to approve named executive officer compensation more or less frequently than the option approved by the Stockholders.

WE RECOMMEND A VOTE “FOR” AND INTEND TO VOTE OUR POLITAN GROUP SHARES “FOR” A FREQUENCY PERIOD OF “EVERY YEAR” (AN ANNUAL VOTE) FOR FUTURE ADVISORY VOTES TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION.

PROPOSAL FIVE

AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE PHASED-IN DECLASSIFICATION OF THE BOARD

Based on information contained in the Company’s Proxy Statement, the Board has approved, declared advisable, and recommends that the Stockholders adopt an amendment to the Charter that provides for the phased-in declassification of the Board.

According to the Company’s Proxy Statement, the proposed amendment to the Charter eliminates the classification of the Board on a phased-in basis after the 2023 Annual Meeting, whereby all members of the Board that are elected after the 2023 Annual Meeting will be elected for annual terms. The description in this Proposal No. 5 of the Declassification Plan is qualified in its entirety and should be read in conjunction with the actual text of the changes to the Charter that would be implemented upon Stockholder approval of this Proposal No. 5 that is marked in Article SIXTH of the Charter attached as Appendix D of the Company’s Proxy Statement.

According to the Company’s Proxy Statement, the three-year term for the Class I directors elected at the 2023 Annual Meeting would expire at the 2026 annual meeting of Stockholders, the three-year term for the Class II directors elected at the 2021 annual meeting of Stockholders would expire as originally scheduled at the 2024 Annual Meeting and the three-year term for the Class III directors elected at the 2022 annual meeting of Stockholders would expire as originally scheduled at the 2025 annual meeting of stockholders.

Based on information contained in the Company’s Proxy Statement, the implementation of the Declassification Plan would commence at the 2024 Annual Meeting. Director nominees standing for election at the 2024 Annual Meeting and each annual meeting of stockholders thereafter would be elected to serve a one-year term. The Company’s Proxy Statement also states that beginning with the 2026 annual meeting of Stockholders, all directors would stand for annual elections. The table below summarizes the proposed implementation of the declassification under this approach:

Year of Annual Meeting of Stockholders	Length of Term for Directors Elected	Year Term Would Expire	Portion of the Board Elected at the 2023 Annual Meeting*
2023	3 years	2026	2 of 5
2024	1 year	2025	1 of 5
2025	1 year	2026	3 of 5
2026	1 year	2027	5 of 5

*	Assumes no changes to the current number of members of the Board of Directors or reclassification of classes.

According to the Company’s Proxy Statement, under the classified Board structure, directors may only be removed with cause. Section 141(k) of the General Corporation Law of the State of Delaware requires that directors serving on a non-classified board may be removed by stockholders either with or without cause. Therefore, according to the Company’s Proxy Statement, if amended as proposed in the Declassification Plan, the Charter will provide that once the Board ceases to be classified in 2026, directors may be removed with or without cause.

The Company’s Proxy Statement states that as part of the Company’s regular review and consideration of its corporate governance practices and structures and taking into account the views and perspectives of the Company’s investors and other stakeholders, ongoing corporate governance trends and peer practices, the Board believes that having a classified structure is no longer necessary. The Company’s Proxy Statement also states that the Board recognizes that a classified board structure can be viewed as diminishing a board’s accountability to stockholders, because such structure does not enable stockholders to express a view on each director’s performance by means of an annual vote. According to the Company’s Proxy Statement, annual voting allows Stockholders to express their views on the Board more frequently than with a classified board structure, which provides Stockholders with a more active role in shaping and implementing corporate governance policies. Based on information contained in the Company’s Proxy Statement, the Board believes that implementing annual elections for all directors is consistent with Stockholders’ expectations and the Company’s ongoing commitment to strong corporate governance practices. According to the Company’s Proxy Statement, the Board believes it is important to maintain Stockholder confidence by demonstrating that it is responsive and accountable to the Stockholders. In view of the considerations described above, the Board believes that it is in the Company’s and Stockholders’ best interests to eliminate the classified Board structure as proposed.

The Company’s Proxy Statement states that in light of the foregoing, after careful consideration, the Board has approved, and recommends that the Stockholders approve, the Declassification Plan to provide for the phased-in declassification of the Board and to provide that, once the Board ceases to be classified in 2026, members of the Board may be removed with or without cause.

We believe that holding directors accountable is of paramount importance and that the election of directors is the most powerful way that stockholders hold directors accountable. It is our belief that the classification of the Board is not in the best interests of the Company and its Stockholders because it reduces accountability and is an unnecessary anti-takeover device. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing Stockholder value.

We also believe that a classified board protects the incumbency of the Board and current management, which in turn limits accountability to Stockholders. We believe that the Company’s corporate governance procedures and practices, and the level of accountability they impose on the Board and management, influence the financial performance of the Company.

We also recognize that, if the Board was declassified, Stockholders would have the ability to replace the entire membership of the Board at one annual meeting, making it easier for a third party to acquire control of the Company without the approval of the Board.

We believe that the benefits of eliminating the classified structure of the Board far outweigh the risks discussed above.

Based on information contained in the Company’s Proxy Statement, the Declassification Plan to provide for the phased-in declassification of the Board requires the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors, voting together as a single class. According to the Company’s Proxy Statement, abstentions will have the effect of a vote “AGAINST” the proposal and broker non-votes will have no effect on this proposal. According to the Company’s Proxy Statement, if this Proposal No. 5 is approved by the Stockholders, the Company intends to promptly file the Declassification Plan as set forth on Appendix D of the Company’s Proxy Statement with the Secretary of State of the State of Delaware. The Company’s Proxy Statement also states that if the Stockholders do not approve this Proposal No. 5, the Board will continue to be classified with members of the Board generally elected for three-year terms.

Based on information contained in the Company’s Proxy Statement, the Board recommends a vote “FOR” approval of the Declassification Plan to provide for the phased-in declassification of the Board.

WE RECOMMEND A VOTE “FOR” THIS PROPOSAL AND INTEND TO VOTE OUR POLITAN GROUP SHARES “FOR” THIS PROPOSAL.

PROPOSAL SIX

ADVISORY VOTE TO APPROVE THE INCREASE TO THE TOTAL NUMBER OF AUTHORIZED MEMBERS OF THE BOARD FROM FIVE TO SEVEN

Information from the Company’s Proxy Statement

Based on information in the Company’s Proxy Statement, on March 23, 2023, the Company announced that the Board intends to expand its size from five to seven members and that the Nominating, Compliance and Corporate Governance Committee of the Board has initiated a search process for two new independent directors to add to the existing five member Board without any Stockholder vote or other direct input of Stockholders in the selection process.

Currently, the Charter and the Bylaws provide that the authorized number of members of the Board shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

Based on information contained in the Company’s Proxy Statement, if the increase is approved by the Stockholders, the Board will seek to add two members to the Board and, although the Board, through the Nominating, Compliance and Corporate Governance Committee, has been engaged in discussions with and about various individuals who could be valuable additions to the Board, the Board has not yet made a final determination as to who those directors may be if the Board Increase Proposal is approved.

According to the Company’s Proxy Statement, this Stockholder vote on the Board Increase Proposal is advisory and will not be binding upon the Company, the Board or the Nominating, Compliance and Corporate Governance Committee. The Company’s Proxy Statement states that the outcome of the vote will not require the Company, the Board or the Nominating, Compliance and Corporate Governance Committee to take any action or overrule any decision by the Company, the Board or the Nominating, Compliance and Corporate Governance Committee.

Politan’s Concerns About the Board Increase Proposal

While we believe the Company could benefit from adding qualified and independent directors to the Board, we have serious concerns about the Company’s planned Board expansion, which we believe is designed to dilute the influence of Politan’s nominees in the event they are elected to the Board at the 2023 Annual Meeting. Our concerns are based upon the Company’s track record regarding Board size and the Company’s unwillingness to include protections for the expansion plan that were requested by Politan to avoid a scenario where the incumbent directors in the classes not up for election at the 2023 Annual Meeting pack the board with additional directors over the objections of newly-elected directors in an effort to cement control.

In a letter to the Company’s counsel dated March 27, 2023, counsel for the Politan Parties stated their belief that the Company’s “expansion plans are motivated by the primary purpose of diluting the influence of Politan’s nominees.” In this letter, counsel for the Politan Parties suggested that the Company either expand the Board in part by adding one of the two new seats to the class up for election at the 2023 Annual Meeting, and allowing Stockholders to nominate and vote for candidates to fill that seat or, alternatively, provide for a mechanism where the expansion of the Board would require the approval of at least one director elected at the 2023 Annual Meeting. Politan counsel further noted that it “believes these alternative approaches would allow Masimo to obtain the potential benefits of an expanded Board while protecting the stockholder franchise”. The March 27, 2023 letter referenced a 2003 Delaware Supreme Court decision finding unlawful a board expansion at Liquid Audio, Inc. that was aimed at reducing the influence of members of a newly elected board class.

In a letter to counsel for the Politan Parties dated March 31, 2023, counsel for the Company rejected these requests but stated that the Company would “reluctantly postpone” the Board expansion until after the 2023 Annual Meeting and that the Company “intend[s] to include at the 2023 Annual Meeting a proposal for Stockholders to vote on the Board expansion previously announced, which would take effect immediately following such meeting”. Although the Company said through counsel that it plans to implement the expansion “immediately” following the 2023 Annual Meeting, it has not publicly named in its proxy materials the identities of the directors it expects to add.

We believe the fact that the Company plans to implement the expansion immediately following the 2023 Annual Meeting validates our concern that the Board has no interest in considering the views of directors elected at the 2023 Annual Meeting in relation to the expansion.

In response to the March 31 letter, Politan’s counsel wrote a letter on April 5, 2023, which stated that Politan “disagrees with an approach to board expansion that does not provide stockholders voting at the 2023 meeting a say in the identity of the new directors.” It further encouraged the Company to commit to (1) use a nationally recognized search firm, (2) not consider any candidates who have pre-existing relationships of any kind with the Company’s board, management, or respective advisors, (3) put any new director added as part of a board expansion to a Stockholder vote and the next annual meeting of Stockholders, and (4) wait until the conclusion of the 2023 Annual Meeting before selecting a search firm and identifying and interviewing candidates for the Board expansion so that directors elected in 2023 can have the ability to participate in the selection process.

The Company and its counsel never responded to the April 5 letter.

We believe the Company has an unfortunate track record of utilizing Board size when it suits Mr. Kiani to cement his influence on the Board. In 2015, the Company committed as part of a settlement of stockholder litigation to increase the size of its Board to seven members but it never did so. And as discussed elsewhere in this Proxy Statement, Mr. Kiani’s Employment Agreement contains a DCCP which is triggered if merely two of five directors on the Board are replaced in a proxy contest, a provision which is the subject of ongoing litigation.

This history, together with Company’s refusal to implement safeguards to prevent Board incumbents from packing the Board with allies over the objections of newly elected directors immediately after the 2023 Annual Meeting, underscore our serious concerns that the planned Board’s expansion is not aimed at strengthening the Board’s ability to provide independent oversight of management, but undermining it. Rather, we believe that the Board seeks to use the Stockholder vote as cover to further entrench themselves in office.

WE RECOMMEND A VOTE TO “ABSTAIN” ON THIS PROPOSAL AND INTEND TO VOTE OUR POLITAN GROUP SHARES “ABSTAIN” ON THIS PROPOSAL.

PROPOSAL SEVEN

POLITAN PARTIES PROPOSAL TO REPEAL ANY PROVISION OF, OR
AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT
STOCKHOLDER APPROVAL SUBSEQUENT TO APRIL 20, 2023 AND UP TO AND
INCLUDING THE DATE OF THE 2023 ANNUAL MEETING

We have notified the Company that we intend to present the Bylaw Proposal for consideration at the 2023 Annual Meeting.

The Politan Parties believe that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after the date of the most recent publicly disclosed Bylaws, which is April 20, 2023.

The Stockholders are therefore being asked to adopt a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Stockholders after April 20, 2023, and up to, and including, the date of the 2023 Annual Meeting, including, without limitation, any amendments that the Board has adopted without public disclosure, or that the Board might adopt in an effort to: impede the effectiveness of the Record Stockholder’s nomination of the Politan Nominees, negatively impact the Politan Parties’ ability to solicit and/or obtain proxies from Stockholders, contravene the will of the Stockholders expressed in those proxies, or modify the Company’s corporate governance regime.

Accordingly, the following resolution will be submitted for a Stockholder vote at the 2023 Annual Meeting and we strongly urge that Stockholders for “FOR” this resolution:

“RESOLVED, that each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Company subsequent to April 20, 2023 (the date of the most recent publicly disclosed Bylaws) and up to and including the date of this meeting of stockholders at which this resolution is being proposed, be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.”

Based on information contained in the Company’s Proxy Statement, adoption of the Bylaw Proposal requires the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors, voting together as a single class.

WE STRONGLY URGE YOU TO VOTE “FOR” THE APPROVAL OF THE BYLAW PROPOSAL ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2023 Annual Meeting.

VOTING AND PROXY PROCEDURES

Only Stockholders of record on the Record Date will be entitled to notice of and to vote at the 2023 Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2023 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the 2023 Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE universal proxy cards will be voted at the 2023 Annual Meeting as marked and, in the absence of specific instructions, will be voted (1) “FOR” the election of the Politan Nominees to the Board, (2) “FOR” the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2023 fiscal year, (3) “AGAINST” the approval of named executive officer compensation, (4) “FOR” a frequency period of “every year” (an annual vote) for future advisory resolutions to approve named executive officer compensation, (5) “FOR” the approval of the Declassification Plan, (6) “ABSTAIN” on the Board Increase Proposal, and (7) “FOR” the approval the Bylaw Proposal.

The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed BLUE universal proxy card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

The Company has a classified Board, which is currently divided into three classes. The terms of two Class I directors expire at the 2023 Annual Meeting. Through the attached Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect the two Politan Nominees.

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Politan Nominees and the Company’s nominees on the BLUE universal proxy card. The Politan Parties urge Stockholders to vote “FOR” both of the Politan Nominees and not “FOR” either of the Company’s nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK ONLY ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED.

In the event that the Record Stockholder withdraws its nomination of either of the Politan Nominees or abandons its solicitation, any votes cast in favor of the Politan Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s WHITE universal proxy card or the Politan Parties’ BLUE universal proxy card.

With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that the Record Stockholder withdraws its nomination of either of the Politan Nominees or abandons its solicitation, the Politan Parties will still submit such votes to the independent inspector.

Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting

A quorum of Stockholders is necessary to hold a valid meeting. According to the Company’s Proxy Statement, a quorum will be present if at least a majority of the outstanding shares of Common Stock are represented by votes at the 2023 Annual Meeting or by proxy. The Company has not yet publicly disclosed the number of shares of Common Stock outstanding as of the Record Date. Accordingly, we have omitted such information from this Proxy Statement, and this information together with the number of votes that must be represented at the 2023 Annual Meeting or by proxy to have a quorum will be included in the definitive version of the Company’s Proxy Statement relating to the 2023 Annual Meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy (or if one is submitted on your behalf by your broker, bank or other agent) or if you vote at the 2023 Annual Meeting. If there is no quorum, we expect that the chairman of the meeting or the Stockholders holding a majority of the shares present at the 2023 Annual Meeting will adjourn the 2023 Annual Meeting to another date.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions. A broker’s inability to vote with respect to the non-discretionary matters for which the broker has not received voting instructions from the beneficial owner is referred to as a “broker non-vote.” Based on information contained in the Company’s Proxy Statement, brokers will not have discretionary authority to vote on any of the proposals at the 2023 Annual Meeting, including the Ratification of Auditors.

According to the Company’s Proxy Statement, abstentions and broker non-votes will be treated as follows:

Abstentions: Under Delaware law (under which the Company is incorporated), abstentions are counted as shares present and entitled to vote at the 2023 Annual Meeting, but they are not counted as shares cast. Therefore, abstentions will have no effect on Proposal No. 1—Election of Directors; Proposal No. 2—Ratification of Auditors; or Proposal No. 3—Advisory Vote to Approve the Compensation of Named Executive Officers; Proposal No. 4—Advisory Vote on Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation; or Proposal No. 6—Advisory Vote to Approve the Increase to the Total Number of Authorized Members of the Board from Five to Seven. An abstention will have the same effect as a vote “AGAINST” Proposal No. 5—Amendment to the Charter to Provide for the Phased-in Declassification of the Board; or Proposal No. 7—the Politan Parties’ Proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2023 Annual Meeting.

Broker Non-Votes: Brokers, banks and other such record holders are not permitted to vote the uninstructed shares of their customers on a discretionary basis in the election of directors or on named executive officer compensation matters. Because broker non-votes are not considered under Delaware law to be entitled to vote at the 2023 Annual Meeting, they will have no effect on the outcome of the vote on: Proposal No. 1—Election of Directors; Proposal No. 3—Advisory Vote to Approve the Compensation of Named Executive Officers, Proposal No. 4—Advisory Vote on Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation or Proposal No. 6—Advisory Vote to Approve the Increase to the Total Number of Authorized Members of the Board from Five to Seven. A broker non-vote will have the same effect as a vote “AGAINST” Proposal No. 5—Amendment to the Charter to Provide for the Phased-in Declassification of the Board or Proposal No. 7—the Politan Parties’ Proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2023 Annual Meeting.

According to the Company’s Proxy Statement, if you hold your shares in street name and you do not instruct your broker, bank or other such holder how to vote your shares in the election of directors or the advisory vote related to the approval of the Company’s executive compensation program, no votes will be cast on your behalf on these proposals. Therefore, it is critical that you indicate your vote on these proposals if you want your vote to be counted.

We encourage you to vote promptly, even if you plan on attending the 2023 Annual Meeting.

Votes Required for Approval

What vote is required to elect the Politan Nominees?

According to the Bylaws, in a contested election such as this one, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present (meaning that, assuming that the Board remains the same size as it is currently, the two director nominees who receive the highest number of shares voted “FOR” their election by the Stockholders will be elected to the Board). Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the two director nominees receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific nominee will result in such nominee receiving fewer “FOR” votes.

How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?

The approval of the Bylaw Proposal and the Declassification Plan will each require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors. You may vote “FOR” or “AGAINST” or you may abstain on these proposals.

The approval of Proposal No. 2—Ratification of Auditors, Proposal No. 3—Advisory Vote to Approve the Compensation of Named Executive Officers, and Proposal No. 6—the Board Increase Proposal, will each require the affirmative vote of the holders of a majority of the votes cast (disregarding abstentions and broker non-votes), and the approval of Proposal No. 4—Advisory Vote on Frequency of Future Advisory Resolutions to Approve Named Executive Officer Compensation, will require the affirmative vote of a plurality of the shares present or represented by proxy and voting at the 2023 Annual Meeting.

If other matters are properly brought before the 2023 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Charter and the Bylaws, as applicable.

What should I do in order to vote for the Politan Nominees?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE proxy card.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2023 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE proxy card prior to the 2023 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2023 Annual Meeting in June, we recommend that you authorize a proxy to vote your shares of Common

Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2023 Annual Meeting.

If you sign and submit your BLUE universal proxy card without specifying how you would like your shares voted, your shares will be voted as specified above and in accordance with the discretion of the persons named on the BLUE universal proxy card with respect to any other matters that may be voted upon at the 2023 Annual Meeting.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to exercise by attending the 2023 Annual Meeting and voting in person (although attendance at the 2023 Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Politan in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 52 Discovery, Irvine, California 92618, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Politan requests that either the original or photostatic copies of all revocations be mailed to Politan in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, D.F. King may use this information to contact Stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Politan Nominees.

IF YOU WISH TO VOTE FOR THE POLITAN NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of Politan, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Politan Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

Politan has retained D.F. King to provide solicitation and advisory services in connection with the 2023 Annual Meeting. Compensation terms of this engagement of the Proxy Solicitor include $100,000 upon execution of the agreement, $125,000 upon Politan’s mailing of a definitive proxy statement to the Stockholders, and $125,000 upon the occurrence of the 2023 Annual Meeting. D.F. King also is entitled to reimbursement of reasonable expenses incurred in connection with its delivery of services to Politan in connection with the solicitation. The terms of the engagement provide further that Politan may, in its discretion, agree to pay an additional success fee to D.F. King in an amount to be determined by Politan, in its sole discretion, if Politan determines that such a success fee is warranted in light of the performance by D.F. King of its services. If paid, any such success fee would be a reasonable amount, which we presently anticipate would be equal to or lower than 150% of the contractually required total amount of $350,000.

Politan agreed to indemnify D.F. King against certain liabilities and expenses that it may incur in connection with delivery of services to Politan in connection with the solicitation. As of the date hereof, the cost of retaining D.F. King is $100,000, and as set forth above, the total anticipated cost thereof is not yet determinable.

Politan has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Politan will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately 25 persons to solicit Stockholders for the 2023 Annual Meeting.

The entire expense of soliciting proxies is being borne by Politan. Costs of this solicitation of proxies are currently estimated to be approximately $4,500,000. Politan estimates that through the date hereof, its expenses in connection with this solicitation are approximately $1,000,000 The amounts set forth in the previous sentence do not include legal fees and other costs incurred by the Politan Parties in connection with the Delaware Action. Politan estimates that through the date hereof, its expenses in connection with the Delaware Action including legal fees and other costs are approximately $16,000,000. Additional legal fees are being incurred on an ongoing basis in connection with the Delaware Action. Politan intends to seek reimbursement from the Company of all costs incurred by the Politan Parties in connection with the Delaware Action and for expenses the Politan Parties incur in connection with the solicitation of proxies for the election of the Politan Nominees to the Board at the 2023 Annual Meeting. The Politan Parties do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

As described herein, the Participants in the proxy solicitation are comprised of the Politan Parties and Michelle Brennan.

The principal business address of each of the Participants other than Ms. Brennan is 106 West 56th street, 10th Floor, New York, New York 10019. The principal business address of Ms. Brennan is 152 West Pine Street, Spearfish, South Dakota 57783.

The principal business of Politan is to serve as investment advisor to certain affiliated funds, including the Politan Funds. The principal business of Politan Management is to serve as the general partner of Politan. The principal business of Politan GP is to serve as the general partner of certain affiliated funds, including the Politan Funds. The principal occupation of Mr. Koffey is to serve as the Managing Partner and Chief Investment Officer of Politan and the Managing Member of Politan Management and Politan GP. The principal business of the Record Stockholder is to invest in securities and serve as record holder of shares of companies in which the Politan Funds may invest. The principal business of each of the Politan Funds and of Politan Ltd. is to invest in securities. The principal occupation of each of Matthew Hall and Aaron Kapito is to serve as an investment analyst of Politan.

Politan, as the investment adviser to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Politan Group Shares and, therefore, Politan may be deemed to be the beneficial owner of all of the Politan Group Shares. Of the Politan Group Shares beneficially owned by the Politan Funds, 1,000 shares of Common Stock are held by the Record Stockholder in record name.8 The Politan Group Shares collectively represent approximately 8.9% of the outstanding shares of Common Stock based on 52,779,770 shares of Common Stock outstanding as of April 1, 2023, as reported in Masimo’s Quarterly Report on Form 10-Q filed on May 10, 2023. As the general partner of Politan, Politan Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares and, therefore, Politan Management may be deemed to be the beneficial owner of all of the Politan Group Shares. As the general partner of certain of the Politan Funds, Politan GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares, and, therefore, Politan GP may be deemed to be the beneficial owner of all of the Politan Group Shares. By virtue of Mr. Koffey’s position as the Managing Partner and Chief Investment Officer of Politan and as the Managing Member of Politan Management and Politan GP, Mr. Koffey may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares and, therefore, Mr. Koffey may be deemed to be the beneficial owner of all of the Politan Group Shares.

Except as otherwise indicated in this Proxy Statement, the securities of the Company directly or indirectly owned by each of the Participants were purchased with the capital of the Politan Funds.

Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit,

[8] The Record Stockholder acquired its 1,000 shares of Common Stock via a DRS securities transfer on August 19, 2022.

division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2023 Annual Meeting.

Legal Proceedings

Other than the Delaware Action, which is described in the “Background of the Solicitation” section above, to the Politan Parties’ knowledge, there are no material legal proceedings to which any Participant, the Politan Parties, the Politan Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants, the Politan Parties, the Politan Nominees or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER NOMINATIONS AND PROXY ACCESS

The Company’s definitive proxy statement will provide the applicable deadlines relating to the nomination of director nominees and stockholder proposals under the advance notice provisions of the Bylaws for the 2024 Annual Meeting, which are incorporated by reference herein. We expect that the Company’s definitive proxy statement will provide the deadlines by which proposals of Stockholders intended to be presented at the 2024 Annual Meeting outside the processes of, and pursuant to, Rule 14a-8 or “proxy access” (i.e., the procedures for placing a stockholder’s proposal or director nominee in the Company’s proxy materials) must be received by the Corporate Secretary in order to be timely. Such deadlines are also incorporated by reference herein.

To comply with the universal proxy rules, Stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide the requisite written notice to the Company in accordance with Rule 14a-19 of the Exchange Act no later than April 27, 2024, or if the date of the 2024 Annual Meeting changes by more than 30 calendar days from the date of the one year anniversary of the 2023 Annual Meeting, then the requisite written notice to the Company must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made by the Company.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the 2023 Annual Meeting. However, should other matters, which the Politan Parties are not aware of a reasonable time before this solicitation, be brought before the 2023 Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, D.F. King, at the following address or phone number: 48 Wall Street, New York, New York 10005 or call toll free at (866) 620-9554. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

Please refer to the Company’s proxy statement and annual report for certain information and disclosure required by applicable law. Schedule II contains for information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and management of the Company.

This Proxy Statement is dated [•], 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling D.F. King at the address and phone number indicated above.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” MICHELLE BRENNAN AND QUENTIN KOFFEY TO BE ELECTED TO SERVE AS CLASS I MEMBERS OF THE BOARD UNTIL THE 2026 ANNUAL MEETING OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED AND “FOR” THE BYLAW PROPOSAL.

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2023 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES OF THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2023 ANNUAL MEETING AND VOTE IN PERSON, INFORMATION CONCERNING THE PROCEDURES FOR SUBMITTING STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS INTENDED FOR CONSIDERATION AT THE 2024 ANNUAL MEETING AND FOR CONSIDERATION FOR INCLUSION IN THE COMPANY’S PROXY MATERIALS FOR THAT MEETING, AND OTHER IMPORTANT INFORMATION. WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT WE EXPECT TO BE CONTAINED IN THE COMPANY’S DEFINITIVE PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV, OR BY WRITING TO THE COMPANY’S CORPORATE SECRETARY, C/O MASIMO CORPORATION, 52 DISCOVERY, IRVINE, CALIFORNIA 92618.

Politan Capital Management LP
[•], 2023

Annex A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

The Politan Parties and Michelle Brennan may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described in the Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. The source of funding for these transactions was derived from the respective capital of the Politan Funds. The Politan Group Shares (other than the Common Stock held by the Record Stockholder) which the Politan Funds hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of the Politan Parties and the other participants in this solicitation is set forth below.

POLITAN

Politan is a Delaware limited partnership whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan is to serve as investment advisor to certain affiliated funds, including the Politan Funds.

POLITAN MANAGEMENT

Politan Management is a Delaware limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Management is to serve as the general partner of Politan.

POLITAN GP

Politan GP is a Delaware limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan GP is to serve as the general partner of certain affiliated funds, including the Politan Funds.

QUENTIN KOFFEY

Quentin Koffey’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Koffey is a United States citizen. The principal occupation of Mr. Koffey is to serve as the Managing Partner and Chief Investment Officer of Politan and the Managing Member of Politan Management and Politan GP.

RECORD STOCKHOLDER

The Record Stockholder is a New York limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of the Record Stockholder is to invest in securities and serve as the record holder of shares of companies in which the Politan Funds may invest.

A-1

POLITAN LTD.

Politan Ltd. is an exempted company under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Ltd. is to invest in securities.

POLITAN MASTER FUND

Politan Master Fund is an exempted limited partnership organized under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Master Fund is to invest in securities.

POLITAN LP

Politan LP is Delaware limited partnership, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan LP is to invest in securities.

POLITAN OFFSHORE

Politan Offshore is an exempted company organized under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Offshore is to invest in securities.

AARON KAPITO

Aaron Kapito’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Kapito is a United States citizen. The principal occupation of Mr. Kapito is to serve as an investment analyst of Politan.

MATTHEW HALL

Matthew Hall’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Hall is a Canadian citizen and permanent United States resident. The principal occupation of Mr. Hall is to serve as an investment analyst of Politan.

MICHELLE BRENNAN

Michelle Brennan’s principal business address is 152 West Pine Street, Spearfish, South Dakota 57783. Ms. Brennan is a United States citizen. The principal occupation of Ms. Brennan is serving on the Boards of Directors of Cardinal Health, Inc. and Perosphere Technologies Inc.

A-2

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

POLITAN CAPITAL PARTNERS MASTER FUND LP

Nature of Transaction	Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

Purchase of OTC Physically-Settled Total Return Swap	37,299	5/17/2022

Purchase of OTC Physically-Settled Total Return Swap	42,639	5/18/2022

Purchase of OTC Physically-Settled Total Return Swap	62,294	5/19/2022

Purchase of OTC Physically-Settled Total Return Swap	62,750	5/20/2022

Purchase of OTC Physically-Settled Total Return Swap	60,097	5/23/2022

Purchase of OTC Physically-Settled Total Return Swap	31,133	5/24/2022

Purchase of OTC Physically-Settled Total Return Swap	123,195	5/25/2022

Purchase of OTC Physically-Settled Total Return Swap	54,943	5/26/2022

Purchase of OTC Physically-Settled Total Return Swap	1,200	5/27/2022

Purchase of OTC Physically-Settled Total Return Swap	31,590	5/31/2022

Purchase of OTC Physically-Settled Total Return Swap	100,000	6/1/2022

Purchase of OTC Physically-Settled Total Return Swap	39,474	6/2/2022

Purchase of OTC Physically-Settled Total Return Swap	70,995	6/3/2022

Purchase of OTC Physically-Settled Total Return Swap	32,037	6/6/2022

Purchase of OTC Physically-Settled Total Return Swap	44,458	6/7/2022

Purchase of OTC Physically-Settled Total Return Swap	48,901	6/8/2022

Purchase of OTC Physically-Settled Total Return Swap	50,604	6/9/2022

Purchase of OTC Physically-Settled Total Return Swap	97,566	6/10/2022

Purchase of OTC Physically-Settled Total Return Swap	258,720	6/13/2022

Purchase of OTC Physically-Settled Total Return Swap	79,180	6/14/2022

Purchase of OTC Physically-Settled Total Return Swap	8,198	6/16/2022

Purchase of OTC Physically-Settled Total Return Swap	34,495	6/23/22

Purchase of OTC Physically-Settled Total Return Swap	19,680	6/24/22

Purchase of OTC Physically-Settled Total Return Swap	30,883	6/27/22

Purchase of OTC Physically-Settled Total Return Swap	151,859	6/28/22

Purchase of OTC Physically-Settled Total Return Swap	148,160	6/29/22

Purchase of OTC Physically-Settled Total Return Swap	124,057	6/30/22

Purchase of OTC Physically-Settled Total Return Swap	22,000	7/1/22

Purchase of OTC Physically-Settled Total Return Swap	22,000	7/5/22

Purchase of OTC Physically-Settled Total Return Swap	21,800	7/6/22

Purchase of OTC Physically-Settled Total Return Swap	21,500	7/7/22

Purchase of OTC Physically-Settled Total Return Swap	20,000	7/8/22

Purchase of OTC Physically-Settled Total Return Swap	11,020	7/13/22

Purchase of OTC Physically-Settled Total Return Swap	236,651	7/18/22

Purchase of OTC Physically-Settled Total Return Swap	151,029	7/19/22

Purchase of OTC Physically-Settled Total Return Swap	107,389	7/20/22

Purchase of OTC Physically-Settled Total Return Swap	111,988	7/21/22

Purchase of OTC Physically-Settled Total Return Swap	100,000	7/22/22

I-1

Nature of Transaction	Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

Purchase of OTC Physically-Settled Total Return Swap	425,000	8/10/22

Purchase of Common Stock	107,000	8/10/22

Purchase of OTC Physically-Settled Total Return Swap	350,000	8/11/22

Purchase of Common Stock	100,000	8/11/22

Purchase of OTC Physically-Settled Total Return Swap	315,000	8/12/22

Purchase of Common Stock	52,500	8/12/22

Purchase of OTC Physically-Settled Total Return Swap	335,000	8/15/22

Purchase of Common Stock	75,000	8/15/22

Purchase of OTC Physically-Settled Total Return Swap	197,585	8/16/2022

Purchase of Common Stock	20,000	8/23/2022

Sale of OTC Physically-Settled Total Return Swap	(4,294,369)	9/23/2022

Purchase of Common Stock	4,294,369	9/23/2022

Purchase of Common Stock	3,253	12/2/2022

Purchase of Common Stock	20,590	12/5/2022

Purchase of Common Stock	29,000	12/6/2022

Purchase of Common Stock	9,196	12/7/2022

Purchase of Common Stock	17,804	12/8/2022

Purchase of Common Stock	14,400	12/9/2022

Purchase of Common Stock	7,195	12/12/2022

Sale of Common Stock	(10,344)	12/15/2022

Sale of Common Stock	(26,445)	4/12/2023

Ms. Brennan has had no transactions with respect to the Company’s securities during the past two years. The transactions with respect to which Mr. Koffey may be deemed to be a beneficial owner by virtue of his position as the Managing Partner and Chief Investment Officer of Politan and as the Managing Member of Politan Management and Politan GP have been set forth above.

I-2

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the Company’s proxy statement filed with the SEC on May 12, 2023 and contains information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company.

Name	Beneficial Ownership of Common Stock
	Number of Shares	Percent of Class(1)
5% Stockholders:
Joe Kiani(2)	4,368,415	8.1%
BlackRock, Inc.(3)	5,956,832	11.3%
The Vanguard Group(4)	4,855,501	9.2%
Politan Capital Management, LP(5)	4,739,963	9.0%
FMR, LLC(6)	5,456,343	10.3%

OWNERSHIP OF OUR STOCK

Name	Beneficial Ownership of Common Stock
	Number of Shares	Percent of Class(1)
Named Executive Officers and Directors:
Joe Kiani(2)	4,368,415	8.1%
Micah Young(7)	55,544	*
Bilal Muhsin(8)	163,787	*
Tao Levy(9)	68,952	*
Tom McClenahan(10)	115,846	*
Kevin Duffy(11)	—	*
H Michael Cohen	2,388	*
Adam Mikkelson	2,673	*
Craig Reynolds	55,222	*
Julie A. Shimer, Ph.D.(13)	2,975	*
Total Shares Beneficially Owned By Current Executive Officers and Directors (10 persons)(16)	4,836,700	9.0%

*	Less than one percent.
(1)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of shares of common stock outstanding as of March 31, 2023, plus the number of shares of common stock that such person or group had the right to acquire within 60 days after March 31, 2023.

(2)

Comprised of 359,690 shares held directly, 51,735 shares held by Mr. Kiani’s spouse, 2,250,291 shares held in one trust for which Mr. Kiani is the sole trustee, 765,737 shares held in three trusts for which Mr. Kiani is not the trustee, options to purchase 930,596 shares of Masimo common stock that were exercisable as of March 31, 2023 or that have or will become exercisable within 60 days after March 31, 2023, and 10,366 shares held for the Reporting Person’s account under the Masimo Retirement Savings Plan. As of March 31, 2023, an aggregate of 400,000 shares of common stock owned by a family trust and beneficially owned by Mr. Kiani were pledged as collateral for a personal loan. See “Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Practices—Hedging and Pledging Policies” on page 88 of this Proxy Statement.

(3)

BlackRock, Inc. (“BlackRock”) filed a Schedule 13G/A on January 26, 2023, reporting that it had sole voting power with respect to 5,644,180 shares, sole dispositive power with respect to 5,956,832 shares, and beneficial ownership of an aggregate of 5,956,832 shares in its capacity as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act. BlackRock’s address is 55 East 52nd Street, New York, New York 10055.

(4)

The Vanguard Group (“Vanguard”) filed a Schedule 13G/A on February 9, 2023, reporting that it had shared voting power with respect to 38,738 shares, sole dispositive power with respect to 4,748,218 shares, shared dispositive power with respect to 107,283 shares and beneficial ownership of an aggregate of 4,855,501 shares in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act. Vanguard’s address is 100 Vanguard Blvd., Malvern, PA 19355.

(5)

Includes shares held by Politan Capital Management LP (“Politan LP”); Politan Capital Management GP LLC (“Politan Management”); Politan Capital Partners GP LLC (“Politan GP”); and Quentin Koffey (together with Politan LP, Politan Management and Politan GP, “Politan”). Politan filed a Schedule 13D/A on March 13, 2023, reporting that it had shared voting and dispositive power with respect to 4,739,963 shares, and beneficial ownership of an aggregate of 4,739,963. Politan’s address is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, Suite 2300, New York, New York 10022.

(6)

FMR LLC (“FMR”) filed a Schedule 13G on January 10, 2023, reporting that it had sole dispositive power with respect to 5,456,343 shares. FMR’s address is 245 Summer Street, Boston, Massachusetts 02210.

(7)	Comprised of 20,195 shares of our common stock held directly and options to purchase 35,349 shares of common stock that are exercisable within 60 days after March 31, 2023.
(8)	Comprised of 23,895 shares of our common stock held directly and options to purchase 139,892 shares of common stock that are exercisable within 60 days after March 31, 2023.
(9)	Comprised of 20,895 shares of our common stock held directly and options to purchase 48,057 shares of common stock that are exercisable within 60 days after March 31, 2023.
(10)	Comprised of 33,789 shares of our common stock held directly and options to purchase 82,057 shares of common stock that are exercisable within 60 days after March 31, 2023.
(11)	Mr. Duffy’s employment with us commenced on April 11, 2022 and was terminated without cause effective August 5, 2022.
(12)	Comprised of 5,222 shares of our common stock held directly, options to purchase 50,000 shares of common stock that are exercisable within 60 days after March 31, 2023.
(13)	Comprised of shares included under “Named Executive Officers and Directors” and 898 shares of common stock owned directly one of our other executive officers.

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of the Politan Nominees and in accordance with our recommendations on the other proposals on the agenda for the 2023 Annual Meeting by SIGNING, DATING AND MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King using the contact information set forth below.

If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of Politan’s proxy materials,
please contact D.F. King using the contact information provided here:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (866) 620-9554
Banks and Brokers call: (212) 269-5550
By Email: MASI@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

BLUE UNIVERSAL PROXY CARD

MASIMO CORPORATION

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF POLITAN CAPITAL MANAGEMENT LP
AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF MASIMO CORPORATION IS NOT SOLICITING
THIS PROXY

PROXY

The undersigned appoints Edward McCarthy, Richard Brand and Quentin Koffey, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Masimo Corporation (the “Company” or “Masimo”) which the undersigned would be entitled to vote if personally present at the 2023 annual meeting of stockholders of the Company scheduled to be held at 2:00 p.m., Pacific Daylight Time, on June 26, 2023, at the Masimo Corporation Headquarters located at 52 Discovery, Irvine, California 92618 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2023 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2023 Annual Meeting that are unknown to Politan Capital Management LP (“Politan”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE TWO (2) POLITAN NOMINEES, “FOR” PROPOSAL NO. 2, “AGAINST” PROPOSAL NO. 3, “EVERY YEAR” WITH RESPECT TO PROPOSAL NO. 4, “FOR” PROPOSAL NO. 5, “ABSTAIN” ON PROPOSAL NO. 6, AND “FOR” PROPOSAL NO. 7.

This Proxy will be valid until the completion of the 2023 Annual Meeting. This Proxy will only be valid in connection with Politan’s solicitation of proxies for the 2023 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting:

This Proxy Statement and our BLUE universal proxy card are available at www.AdvanceMasimo.com.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 22, 2023

BLUE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

POLITAN STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE TWO POLITAN NOMINEES AND NOT “FOR” THE TWO COMPANY NOMINEES LISTED BELOW IN PROPOSAL NO. 1.

YOU MAY SUBMIT VOTES “FOR” UP TO TWO NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN TWO NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of two (2) nominees to serve as directors until the Company’s 2026 annual meeting of stockholders and until their successors have been duly elected and qualified.

POLITAN NOMINEES	FOR	WITHHOLD

a) Michelle Brennan	☐	☐

b) Quentin Koffey	☐	☐

COMPANY NOMINEES OPPOSED BY POLITAN	FOR	WITHHOLD

a) H Michael Cohen	☐	☐

b) Julie A. Shimer, Ph.D.	☐	☐

POLITAN RECOMMENDS TO VOTE “FOR” PROPOSAL NO. 2.

2.	To ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 30, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS TO VOTE “AGAINST” PROPOSAL NO. 3.

3.	An advisory vote to approve the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS TO VOTE “EVERY YEAR” WITH RESPECT TO PROPOSAL NO. 4.

4.	An advisory vote on frequency of future advisory votes to approve named executive officer compensation.

Every Year (an annual vote)	Every Other Year (a biennial vote)	Every Three Years (a triennial vote)	Abstain
☐	☐	☐	☐

POLITAN RECOMMENDS TO VOTE “FOR” PROPOSAL NO. 5.

5.	To approve an amendment to the Amended and Restated Certificate of Incorporation to provide for the phased-in declassification.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS A VOTE TO “ABSTAIN” ON PROPOSAL NO. 6.

6.	An advisory vote to approve the increase to the total number of authorized members of the Board from five to seven.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS TO VOTE “FOR” PROPOSAL NO. 7.

7.

The Politan Parties’ proposal to repeal any provision of, or amendment to, the Bylaws, adopted by the Board without Stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2023 Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy is governed by the laws of the State of Delaware.

DATED: ____________________________
____________________________________
(Signature)
____________________________________
(Signature, if held jointly)
____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

BLUE UNIVERSAL PROXY CARD